February 4, 2020

Andreas Spiegler
Chairman, Chief Executive Officer and Interim Chief Financial Officer Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

        Re: Industrial Technical Holdings Corporation
            Amendment No. 2 to Registration Statement on Form F-1
            Filed January 23, 2020
            File No. 333-233613

Dear Mr. Spiegler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2019 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed January 23, 2020

Prospectus Summary, page 5

1. Please reconcile your revisions here in response to prior comment 2 with your disclosure regarding machines "sold" on page 28 and disclosures on page 37 regarding 30 machines exported to the German market and six machines sold on back order.
There are uncertainties regarding the interpretation . . .,, page 13

2. We note your revisions in response to prior comment 3. Please file the consent of counsel referenced here. Please also clarify how you addressed the disclosure requirements of
       Item 10.E to Form 20-F.
 Andreas Spiegler
Industrial Technical Holdings Corporation
February 4, 2020
Page 2
Fortschritt Company Profile, page 18

3. Please disclose in your prospectus the date that the Brand Licensing and Technology
         Transfer Agreement can be terminated. Include appropriate risk factors regarding the termination provisions and the equity interest to be granted to the licensor according to exhibit 10.1.
Lease commitments, page 77

4. Please expand your revisions in response to prior comment 11 to address each of the disclosures required under Item 4.D to Form 20-F, such as productive capacity and extent of utilization. Please also provide similar disclosure with respect to other, non-leased facilities, such as the assembly line, offices and warehouses mentioned on page 26 and
         "two new factories" mentioned on page 37.
Business Experience, page 86

5. Please expand your revisions in response to prior comment 12 to clarify Mr. Gallo's experience from 2013 to present. Please also provide the information required by Item
         7.B of Form 20-F regarding your historical transactions and proposed transactions.
         Further, please update the disclosure required by Item 6.B to Form 20-F to be for your last full financial year - the year ended December 31, 2019.
Ordinary Shares, page 102

6. We note your revisions in response to prior comment 14. Please clarify whether the indemnification and hold harmless provision of Section 2.2 on the second page numbered
         1 in Exhibit 3.1 applies to liabilities under the United States federal securities laws.
Related Party Transactions, page 103

7. We note your response to prior comment 16. Please clarify the nature of the transactions that created the amounts due from the related parties. Include the date and purpose of the transaction, and all other information required by Item 7.B of Form
20-F.
Signatures, page 111
FirstName LastNameAndreas Spiegler
8. We note your revisions in response to prior comment 20. If Mr. Spiegler also signed in
Comapanycapacity of principal financial officer, please revise to indicate so where his titles are the NameIndustrial Technical Holdings Corporation listed.
February 4, 2020 Page 2
FirstName LastName
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany NameIndustrial Technical Holdings Corporation
February 4, 2020
Page 3
February 4, 2020 Page 3
FirstName LastName
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Russell Mancuso at
202-551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Andrew J. Befumo, Esq.